UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-38409

Mogo Inc.

(formerly Mogo Finance Technology Inc.)

516-409 Granville St.

Vancouver, British Columbia

V6C 1T2, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.

Form 20-F	☒Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Form 6-K Exhibit Index

Exhibit Number	Document Description
99.1	Unaudited interim condensed consolidated financial statements for the three months ended March 31, 2024

99.2	Management’s discussion and analysis for the three and nine months ended March 31, 2024

99.3	Form 52-109F2 - Certificate of Interim Filings (CEO)

99.4	Form 52-109F2 - Certificate of Interim Filings (CFO)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mogo Inc.

Date: May 9, 2024	By:	/s/ Gregory Feller
Name: Gregory Feller
Title: President & Chief Financial Officer